For Immediate Release

Contact:    Mark H. Collin
                Phone:  603-773-6612
                Fax:  603-773-6605
                Email:  collin@unitil.com

Unitil Reports Increased Second Quarter Earnings

Hampton, NH — July 31, 2003: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced earnings per common share of $0.30 for the second quarter of 2003, an improvement of $0.03 compared to the second quarter of 2002. For the six-month period ended June 30, 2003, earnings per common share were $0.82, an improvement of $0.19 compared to the same period in 2002. This improved performance is attributable to continued strong electric and gas sales volumes, driven by weather and system growth, and higher retail prices for electric and gas distribution services. Net Income Applicable to Common Shareholders was $1.4 million and $3.9 million for the three- and six-month periods ended June 30, 2003, respectively compared to $1.3 million and $3.0 million in the same periods in 2002, respectively.

We are seeing improved earnings and cash flow from positive sales growth in our utility service areas and from the increase in distribution rates at the end of 2002,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “While energy markets remain volatile, we expect continued sales growth and investment in our service areas and continued improvement in our overall financial strength.”

Unitil’s total electric kilowatt-hour (kWh) sales volume increased 2% and 7% for the three- and six-month periods ended June 30, 2003, compared to the same periods last year. Total firm therm gas sales increased 5% and 21% for the three- and six-month periods ended June 30, 2003, as compared to the same periods last year. These increases in electric and gas sales are primarily due to colder weather in 2003 compared to 2002 and sustained system growth.

Electric revenues increased by $2.5 million in the second quarter of 2003, to $44.0 million, compared to 2002, due to the increases in unit sales, new electric distribution service rates and an increase in wholesale commodity fuel prices. On a year to date basis, electric revenues are $96.1 million, up $17.4 million over the first six months of last year. Gas revenues increased by $1.5 million over the second quarter of 2002 to $5.4 million, reflecting higher unit sales, new gas distribution service rates and increased gas commodity wholesale supply prices compared to the prior year. For the six months ended June 30, 2003, gas revenues are $7.0 million ahead of last year.

Purchased Power and Gas costs increased $2.5 million and $18.8 million in the three- and six-month periods ended June 30, 2003, compared to the same periods last year. These increases are due to increased unit sales and higher commodity costs. Both electric and gas supply costs are collected from customers through periodic cost recovery mechanisms, and therefore, changes in these costs do not affect the Company’s net income.

Operation & Maintenance expenses increased $2.1 million in the six-month period ended June 30, 2003, compared to the same period last year. Approximately half of this increase is related to expenses collected in revenues from cost reconciling rate mechanisms which do not affect net income. The remaining portion primarily reflects higher employee and retiree related costs including health and pension costs, credit and collection costs.

The $2.1 million increase in Depreciation and Amortization expenses during the same six month period was due to new utility asset depreciation rates put into place as a result of the implementation of new retail rates discussed above and the increase in utility plant capital additions placed in service during the past year.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This news release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to; variations in weather, changes in the regulatory environment, customers’ preferences on energy sources, general economic conditions, increased competition and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of the Company.

Unitil Corporation
Selected Financial Information (Amounts In Thousands, except Shares and Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Operating Revenues	$49,624	$45,517	$114,431	$89,806

Purchased Power & Gas	33,157	30,650	78,347	59,508

Operation & Maintenance	6,922	6,218	14,256	12,116

Depreciation, Amortization,
Taxes & Other	6,173	5,487	13,784	11,335

Operating Income	3,372	3,162	8,044	6,847

Interest Expense, Net	1,845	1,831	3,927	3,726

Other Non-Operating Expenses	51	(22)	102	9

Net Income	1,476	1,353	4,015	3,112

Preferred Dividends	58	63	118	127

Net Income Applicable to
Common Shareholders	$1,418	$1,290	$3,897	$2,985

Earnings per Common Share

Average Common Shares
Outstanding - Basic	4,748,619	4,743,696	4,746,158	4,743,696

Average Common Shares
Outstanding - Diluted	4,764,537	4,774,047	4,763,884	4,767,282

Earnings per Common Share	$0.30	$0.27	$0.82	$0.63

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-772-0775.